Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE:

CONTACT:

William Lewis

Chief Financial Officer

Integral Systems, Inc.

Phone: 301-731-4233

Fax: 301-731-9606

www.integ.com

Integral Systems, Inc. Commences Issuer Tender Offer

to Purchase up to 1,850,000 Shares of Common Stock

Lanham, Md., August 14, 2007—Integral Systems, Inc. (Nasdaq: ISYS) today announced the commencement a tender offer to purchase shares of its common stock. Integral Systems, Inc. is offering to purchase up to 1,850,000 shares of its common stock at a price of $27.00 per share for a maximum aggregate purchase price of $49,950,000. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 11, 2007, unless extended. In accordance with the rules of the Securities and Exchange Commission, Integral Systems, Inc. may purchase up to an additional 2 percent of outstanding shares without amending or extending the tender offer.

The tender offer is not conditioned upon any minimum number of shares being tendered, but is subject to other conditions described in the offer to purchase.

The dealer manager for the tender offer is Allen & Company LLC. The information agent for the tender offer is D.F. King & Co., Inc., and the depositary is Wells Fargo Bank, N.A. The offer to purchase, letter of transmittal and related documents will be mailed to Integral Systems, Inc. stockholders. Stockholders who have questions or would like additional copies of the tender offer documents may call the information agent at (888) 887-1266. Banks and brokers may call (212) 269-5550.

While the Integral Systems, Inc. board of directors has approved the making of the tender offer, none of Integral Systems, Inc., its board of directors, the dealer manager, the depositary or the information agent may make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares. Integral Systems, Inc. has not authorized any person to make any recommendation. Stockholders must decide whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should carefully evaluate all of the information in the offer to purchase and the related letter of transmittal before making any decision with respect to the tender offer and should consult their own investment and tax advisors.

None of the Company’s directors and executive officers, other than Stuart Daughtridge, Peter Gaffney, James Schuetzle and Elaine Brown, have indicated that they intend to tender shares beneficially owned by them into the Offer. In addition, our director William F. Harley III also serves as President and Chief Investment Officer of Fursa Alternative Strategies, LLC which is the beneficial owner of 1,330,000 shares of Common Stock. Mr. Harley has advised the Company that he does not beneficially own these shares but Fursa Alternative Strategies, LLC has advised the Company that it intends to tender shares owned by Fursa Alternative Strategies, LLC into the Offer.

About Integral Systems, Inc.

Founded in 1982, Integral Systems is a leading provider of satellite systems and has supported over 205 different satellite missions for communications, science, meteorological and earth resource applications. The Company was the first to offer an integrated suite of Commercial Off-the-Shelf (COTS) software products for satellite command & control, the EPOCH IPS product line. EPOCH has become a world market leader in commercial applications with successful installations on 5 continents. Through its wholly owned subsidiary SAT Corporation, the company provides satellite and terrestrial communications signal monitoring systems to satellite operators and users throughout the world. The company also provides software for equipment monitoring and control to satellite operators and telecommunications firms through its Newpoint Technologies, Inc. subsidiary. The company’s RT Logic subsidiary builds telemetry processing systems for military applications including tracking stations, control centers and range operations. The company’s Lumistar, Inc. subsidiary is a provider of system level and board level telemetry acquisition products. Integral Systems has approximately 460 employees working at company headquarters in Lanham, Maryland, and at other locations in the U.S. and Europe. For more information, visit http: //www.integ.com.

Safe harbor statement

Except for statements of historical facts, this news release contains forward-looking statements about the company, including but not necessarily limited to the company’s financial projections, all of which are based on the company’s current expectations. There can be no assurance that the company’s projections will in fact be achieved and these projections do not reflect any acquisitions or divestitures that may occur in the future. The forward-looking statements contained in this news release are subject to additional risks and uncertainties, including the company’s reliance on contracts and subcontracts funded by the U.S. government, intense competition in the ground systems industry, the competitive bidding process to which the company’s government and commercial contracts are subject, the company’s dependence on the satellite industry for most of its revenues, rapid technological changes in the satellite industry, the company’s acquisition strategy and those other risks noted in the company’s SEC filings. The company assumes no obligation to update or revise any forward-looking statements appearing in this news release.

Tender offer statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to stockholders shortly. Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies of the offer to purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. In addition, stockholders also may obtain a copy of these documents, free of charge, from D.F. King & Co., Inc., the company’s information agent for the tender offer.

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